

July 18, 2024

<u>Via Email</u>

Matthew C. Micklavzina
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001
Matthew.Micklavzina@stblaw.com

     Re: HarbourVest Private Investments Fund
               Registration Statement on Form N-2
               File No. 333-280403

Dear Mr. Micklavzina:

On June 21, 2024, HarbourVest Private Investments Fund (the "Fund") filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Cover Page

2. Please tell us the status of the Fund's intention to submit an application to the SEC for an exemptive order to permit the Fund to offer multiple classes of Shares.

3. In the fifth paragraph, disclosure states, "Simultaneous with the commencement of the Fund's operations, a private investment vehicle managed by HarbourVest (the 'Predecessor Fund') with a portfolio of private investments (the 'Seed Assets') is expected to reorganize into the Fund (the 'Reorganization')."

- Please supplementally explain how the Reorganization is consistent with the requirements of section 17 and/or rule 17a-8 of the 1940 Act and whether exemptive relief is required (e.g., are the Fund and Predecessor Fund affiliates?).

- The occasional use of "HarbourVest" is confusing. The prospectus defines HarbourVest Registered Advisers L.P. as the "Adviser." Please address.

4. On the second page, disclosure in bold font describes certain risks of investing in the Fund. Please add a cross-reference to the prospectus discussion regarding the risks associated with the Fund, generally, and with a leveraged capital structure, specifically. *See* Item 1.1.j. of Form N-2.

5. On the second page, please revise the fifth bullet point to state, "An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses."

Pages 1-2 – Principal Investment Strategies

6. Disclosure refers to "continuation solutions" and "buyout and growth equity." Please define both terms using plain English.

Page 2 – Direct Investments

7. In the first paragraph, disclosure refers to the Fund's use of "special purpose vehicles, co-investment partnerships or other deal structuring vehicles, including continuation solutions (any such direct or indirect investment deemed to be a direct investment by the Adviser, a 'Direct Investment')."

- Please add disclosure to the principal investment strategies section of the summary and the main prospectus regarding the use of such vehicles, including how they are structured (e.g. are they wholly-owned and controlled or minority interests in unaffiliated vehicles), and whether they will involve affiliates of the Fund or Adviser.

- Please supplementally explain how the Adviser deems an indirect investment to be a direct investment.

8. In the first paragraph, disclosure refers to a "differentiated product or service . . . ." Please define the term using plain English.

9. In the second paragraph, disclosure refers to "single-asset continuation vehicles, multi-asset GP-led transactions, minority equity recapitalizations, and preferred equity recapitalizations." Please define these terms using plain English.

Page 3 – Secondary Investments

10. Disclosure states that the Fund may purchase secondary investments from "existing LPs" and may include "GP-led secondaries, structured liquidity solutions (including investments structured as preferred equity), team spin-outs/buy-ins, public market transactions and other investments . . . ." Please define these terms using plain English, and clarify what the "other investments" are.

Page 3 – Implementation of Strategy

11. In the second paragraph, disclosure states that the Fund "may invest in Private Credit Investments indirectly through investment vehicles, including but not limited to other investment companies such as mutual funds, ETFs and business development companies." Please supplementally explain whether such investments will count towards the Fund's 80% policy, and if so, describe how they are sufficiently tied to Private Credit Investments.

Page 4 – Implementation of Strategy

12. Please confirm that unfunded commitments will not count towards the Fund's 80% policy. Also, please explain why it is appropriate to count "listed private equity companies, funds or other vehicles" towards the Fund's 80% policy.

Page 9 – There are risks associated with investments in infrastructure and real assets.

13. If risks associated with investments in infrastructure and real assets are principal risks, please add corresponding disclosure about such investments to the principal investment strategies section in the summary and the main prospectus.

Page 32 – Investment Objective and Strategy

14. Please briefly describe:

- The industry or group of industries in which the Fund proposes to concentrate.

- The Fund's fundamental other policies that cannot be changed without a shareholder vote. *See* Item 8.2 of Form N-2.

Page 34 – Implementation of Strategy

15. Disclosure refers to the Fund's possible use of subsidiaries. Please disclose:

- That "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

- That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

- That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of section 18.

- That any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

- That the Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (section 17). Also, please identify the custodian of the Subsidiary, if any.

- Any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the Subsidiary.

16. Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

17. Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

18. If the Subsidiary is a foreign corporation, please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

19. If the Subsidiary is wholly-owned, please confirm in correspondence that that the Subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table. Please also confirm that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Pages 35-36 – HarbourVest Overview

20. The use of the term "HarbourVest" is confusing. It appears in other locations apparently in reference to the Adviser, but the reference here is for a different entity. Please explain who HarbourVest Partners L.P. is and what relevance it has to the Fund. Please also use the term "HarbourVest" accurately and consistently throughout the registration statement.

21. Please revise the grammar in footnote 1.

22. Please revise footnotes 2 and 5 using plain English. Also, please add a citation for the basis of the statements and explain how an investor can access the cited source (e.g., a website or subscription database).

23. Please revise footnote 6 using plain English. For footnotes 6 and 7, please explain how an investor can access the cited sources (e.g., a website or subscription database).

Page 37 – Leverage

24. Disclosure states that the Fund currently has no intention to issue preferred shares. Please confirm that if the Fund issues preferred shares within one year of the effectiveness of the registration statement, you will add appropriate strategy, risk, and dividend expenses disclosure.

Page 38 – Risks

25. Please consider consolidating the information in the first three paragraphs. Some of the disclosure is repetitive.

Page 39 – Risks

26. In the bullet-pointed paragraph, disclosure refers to "work-outs." In the first sentence of the section titled, "Private investments are subject to general market risks," disclosure refers to "synergies." Please explain these terms using plain English.

Page 40 – Competition for access to private investment opportunities is limited.

27. In the third paragraph, disclosure refers to the Adviser's request for exemptive relief under section 17 of the 1940 Act. Please clarify that such relief may not be granted.

Page 42 – The Fund is subject to the risks associated with its Portfolio Funds' underlying investments.

28. In the second paragraph, disclosure refers to the Portfolios Funds' possible focus on a particular industry. Please note that the Fund and its Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify, as you do in the Statement of Additional Information, that the Fund will consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies.

Page 59 – Incentive Fee

29. Disclosure refers to the Fund's investments in zero-coupon or pay-in-kind ("PIK") securities. Please disclose the risks presented by investments in PIK and, if applicable, original issue discount ("OID") securities, including:

- The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

- The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

- Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

- PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

- Use of PIK and OID securities may provide certain benefits to the Fund's Adviser including increasing management fees and incentive compensation.

Page 67 – Warehousing, etc.

30. Please supplementally explain which kinds of warehousing transactions the Fund has engaged in or intends to engage in, including whether affiliates of the Fund or the Adviser are involved pre- or post-1940 Act registration and whether exemptive relief is required.

Page 77 – Fund Expenses

31. In paragraph xi, disclosure refers to the Fund's use of side letters. Will the Fund have side letters with different terms? If yes, please explain to us:

- How having side letters with different terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

- Whether different terms in any side letters could have a material, negative effect on other Fund investors;

- Whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed, including the timing of such disclosure;

- Whether the terms of these side letters include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

- Whether the terms of these side letters have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

If no, please add the following to the Fund's registration statement:

- The Fund and/or its Adviser (on behalf of the Fund and itself) have entered, or may enter, into agreements, known as "side letters," with Fund shareholders. As a result of such letters, certain Fund shareholders may be provided with certain terms that other Fund shareholders will not receive. None of these side letters have, or will have, the effect of creating different investment terms in the Fund and such letters primarily, or will primarily, address administrative, tax and other operational matters. The Fund represents that neither the Fund and/or the Adviser have entered, or will enter, into side letters with Fund shareholders related to their investment in the Fund that contravene applicable law, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

Page 83 – Distributor

32. Disclosure states that the Distribution Agreement provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. If the agreement

6

provides for indemnification against 1933 Act or 1940 Act liability, briefly describe such provisions. *See* Item 5.4 of Form N-2.

Page 99 – Derivative Actions, Direct Actions and Exclusive Jurisdiction

33. Disclosure describes provisions in the Declaration of Trust that relate to derivative actions, direct actions, exclusive jurisdiction, and a jury trial.

   - Please include the Declaration of Trust (and, if applicable the Bylaws) as an exhibit in the next filing, and confirm that the disclosure in the registration statement aligns with the provisions.

   - Regarding derivative actions, disclosure refers to threshold conditions, such as a requirement that holders of at least 10% of the outstanding shares of the Fund or relevant class join in the request, reimbursement of certain expenses if a derivative action does not proceed, and a prohibition against bringing certain direct actions. Please revise these provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that these provisions do not apply to claims arising under the federal securities laws.

   - Regarding exclusive forum, disclosure states that actions must be brought in a Delaware state court. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that the provision does not apply to claims arising under the federal securities laws.

Page 112 – Administration and Accounting Services

34. Disclosure states that the Fund has entered in an Administration and Fund Accounting Agreement. Elsewhere in the registration statement, the agreement is called "Administration Agreement." Please reconcile the discrepancy.

Statement of Additional Information

Page 1 – Fundamental Policies

35. The Fund's concentration policy appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staff's longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund's policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made. *See* Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

Page 3 – Fundamental Policies

36. In the last sentence of the first full paragraph, disclosure states that the Fund will consider the investments held by Portfolio Funds, to the extent known, in determining whether the Fund's

investments are concentrated in any particular industry or groups of industries. Please confirm that the Fund will make reasonable efforts to obtain the relevant information.

* * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Brian Szilagyi at (617) 573-8916.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: Brian Szilagyi, Staff Accountant
        Ryan Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director